Exhibit 99.3

March 9, 2016

Mr. Peter Schuh

Sprinter Football Club, Inc.
2344 Corte De la Jara

Pleasanton, California 94566

Issuer: Sprinter Football Club, Inc.

Dear: Mr. Schuh

Enclosed is the Order issued in the above-entitled matter. The qualification of the securities identified in the application filed on 1/4/2016, together with any amendments and supplements to date, is effective, subject to SEC effectiveness, for 12 months from the date of the Order. No stop order under Corporations Code section 25143(a) is in effect.

Corporations Code section 25145 requires that any issuer qualifying securities in this state shall at all times keep and maintain a complete set of books, records and accounts of such sales and disposition of the proceeds thereof. Please advise the Department of the location of these documents.

Sincerely,

Jan Lynn Owen

Commissioner

Department of Business Oversight

By: /s/ Anne Marie Wong

Ann Marie Wong

Senior Counsel

415-972-8939

Enclosure

1

Issuer: Sprinter Football Club, Inc.

ORDER

The issuer is hereby qualified to offer, sell and issue the securities described in its application filed on 1/4/2016 , and any amendments and supplements thereto to the date hereof, to the persons described in the application, for the considerations, uses and purposes, and in the manner set forth in the application subject to SEC effectiveness. This qualification is effective for 12 months from the date of this order.

The exemption from the provisions of Corporations Code section 25130 provided by Corporations Code section 25104(h) is withheld with respect to all securities of this issuer qualified by this order and all outstanding securities of the same class.

March 9, 2016

San Francisco, California